United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

September 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.

	By:	/s/ Luciana Ribeiro da Costa Werner
		Name:	Luciana Ribeiro da Costa Werner
		Title:	Attorney-in-Fact

	By:	/s/ Bruna Braz Gonçalves Botelho
		Name:	Bruna Braz Gonçalves Botelho
		Title:	Attorney-in-Fact

Date: September 11, 2012

EXHIBIT INDEX

Exhibit Number

4.1	Third Supplemental Indenture, dated September 11, 2012
5.1	Opinion of Vale S.A., dated September 11, 2012
5.2	Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated September 11, 2012